ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-134553 Dated August 31, 2007

Autocallable Optimization Securities with Contingent Protection Linked to The AMEX Gold BUGS Index®

Tactical Strategies for Flat or Bullish Markets

Lehman Brothers Holdings Inc. Securities linked to The AMEX Gold BUGS Index® due on or about March 24, 2009

Investment Description

These Autocallable Optimization Securities with Contingent Protection Linked to The AMEX Gold BUGS Index® (the “Notes”) are designed for investors who want to express a bullish view of the gold mining industry through an investment linked to The AMEX Gold BUGS Index® (the “Index”). If the closing level of the Index on any quarterly Observation Date is at or above the Index Starting Level, the Notes will be called for an annualized return of between 22.00% and 26.00%, to be determined on the Trade Date. If the Notes are not called, at maturity you will receive your principal, unless the Index closes below the Trigger Level on any trading day during the Observation Period, in which case you will receive a payment equal to the principal amount of your Notes reduced by a percentage equal to the absolute value of the Index Return. Investors must be willing to risk losing up to 100% of their investment.

Features

❑

Positive Call Return in Flat or Bullish Scenarios—If the closing level of the Index on any Observation Date is at or above the Index Starting Level, the Notes will be called and you will receive a positive return on your investment.

❑

Contingent Principal Protection—If the Notes are not called, at maturity the contingent principal protection feature protects your principal if the Index closing level is not below the Trigger Level on any trading day during the Observation Period.

❑

Express a Bullish View of the Gold Mining Industry[2] — The Notes are linked to the Index, which currently consists of 15 companies involved in the gold mining industry, and is designed to provide significant exposure to near term movements in gold prices by including only companies that do not hedge their gold production beyond 1.5 years.

Key Dates1

Trade Date	September 19, 2007
Settlement Date	September 24, 2007
Final Valuation Date	March 19, 2009
Maturity Date	March 24, 2009

[1]

The Notes are expected to trade on or about September 19, 2007 and settle on or about September 24, 2007. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and the Maturity Date will be changed so that the stated term of the Notes remains the same.

[2]

Please see “Key Risks—We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index and, Consequently, the Value of the Notes” below.

Security Offerings

We are offering Autocallable Optimization Securities with Contingent Protection Linked to The AMEX Gold BUGS Index®. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

See “Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 720-I dated August 21, 2007, underlying supplement no. 920 dated August 28, 2007 and this term sheet. See “ Key Risks” on page 6, the more detailed “Risk Factors” beginning on page SS-1 of product supplement no. 720-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 920 for risks related to the Index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 720-I, underlying supplement no. 920 or any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC-insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	100.00%	1.5%	98.5%
Total

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 720-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 920 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 720-I, underlying supplement no. 920, this term sheet, any other relevant terms supplement and any other relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials, including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 720-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 720-I and “Risk Factors” in the accompanying underlying supplement no. 920, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement no. 720-I dated August 21, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507186752/d424b2.htm

♦	Underlying supplement no. 920 dated August 28, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507190902/d424b2.htm

♦	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, unless the context otherwise requires, “Notes” refers to the Autocallable Optimization Securities with Contingent Protection Linked to The AMEX Gold BUGS Index® that are offered hereby.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You believe the Index will not close below the Trigger Level on any trading day during the Observation Period

♦	You believe the Index will close at or above the Index Starting Level on any Observation Date, including the Final Valuation Date

♦	You are willing to hold Notes that will be called on any Observation Date on which the Index closes at or above the Index Starting Level, or you are otherwise willing to hold the Notes to maturity

♦	You do not seek current income from this investment

The Notes may not be suitable for you if, among other considerations:

♦	You believe the Index will close below the Trigger Level on at least one trading day during the Observation Period and that at maturity the Index Return will be negative

♦	You believe stock prices of companies involved in the gold mining industry will decrease during the Observation Period

♦	You seek an investment that is 100% principal protected

♦	You are not willing to make an investment in which you could lose up to 100% of your principal amount

♦

You seek an investment whose return is not limited to the pre-specified Return on Call Date, a total return based upon an annualized return between 22.00% and 26.00%. The actual annualized return upon which the Return on Call Date is based will be set on the Trade Date.

♦	You seek an investment for which there will be an active secondary market

♦

You are unable or unwilling to hold Notes that will be called on any Observation Date on which the Index closes at or above the Index Starting Level, or you are otherwise unable or unwilling to hold the Notes to maturity

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investment

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 6, “Risk Factors” in product supplement no. 720-I, underlying supplement no. 920 and the MTN Prospectus Supplement for risks related to an investment in the Notes.

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/AA-)[1]

Issue Price	$10 per Note

Term	18 months, unless earlier called

Index	The AMEX Gold BUGS Index® (Ticker: HUI) (the “Index”)

Call Feature	The Notes will be called if the closing level of the Index on any Observation Date is at or above the Index Starting Level

Observation Dates	On or about December 19, 2007, March 19, 2008, June 19, 2008, September 19, 2008, December 19, 2008 and March 19, 2009

Call Settlement Dates	Three business days following the relevant Observation Date

Return on Call Date

If the Notes are called, investors will receive a cash payment per $10 principal amount Note equal to the Call Price for the applicable Observation Date. The Return on Call Date will be based upon an annualized return of between 22.00% and 26.00%. The table below assumes an annualized return of 24.00% (the midpoint of 22.00% and 26.00%). The actual annualized return upon which the Return on Call Date is based will be determined on or about September 19, 2007.

Observation Date	Return on Call Date	Call Price (per $10.00)
December 19, 2007	[6]%	$[10.60]
March 19, 2008	[12]%	$[11.20]
June 19, 2008	[18]%	$[11.80]
September 19, 2008	[24]%	$[12.40]
December 19, 2008	[30]%	$[13.00]
Final Valuation Date (March 19, 2009)	[36]%	$[13.60]

Payment at Maturity (per $10)

If the Notes are not called and the Index closing level is not below the Trigger Level on any trading day during the Observation Period, you will receive a cash payment on the Maturity Date equal to $10 per $10 principal amount Note

If the Notes are not called and the Index closing level is below the Trigger Level on any trading day during the Observation Period, you will receive a cash payment on the Maturity Date equal to:

$10 × (1 + Index Return);

provided that you will not receive any payment if the Index Return is equal to -100%

If the Index Return is negative, you may lose all or a substantial portion of your principal.

Index Return	Index Ending Level – Index Starting Level Index Starting Level

Trigger Level	80% of the Index Starting Level

Observation Period	The period commencing on (and including) the Trade Date and ending on (and including) the Final Valuation Date

Index Starting Level	The closing level of the Index on the Trade Date.

Index Ending Level	The closing level of the Index on the Final Valuation Date

CUSIP	52522L269

ISIN	US52522L2694

Determining Payment at Maturity

[1]

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument. Based on this characterization, a U.S. holder generally will recognize capital gain or loss on a sale of a Note prior to the Maturity Date in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the Note. Any such gain or loss will be long-term or short-term, depending on the U.S. holder’s holding period for the Note. In addition, although the matter is uncertain, Lehman Brothers Holdings Inc. intends to treat any gain or loss recognized upon the receipt of cash on the Maturity Date of the Notes as capital gain or loss. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 720-I. Potential investors should consult their own tax advisors concerning the tax consequences of the purchase, ownership and disposition of the Notes arising under the laws of any jurisdiction.

Scenario Analysis and Examples at Maturity

The following examples assume an Index Starting Level of 324.99, a Return on Call Date of 24.00% per annum (the midpoint of the range between 22.00% and 26.00%) and a Trigger Level of 259.99 (80% of the Index Starting Level). The actual Index Starting Level, Return on Call Date and Trigger Level will be set on the Trade Date.

EXAMPLE 1: Notes are Called One Year after Trade Date
Observation Date	Index Level	Result
December 19, 2007	308.74	Below Index Starting Level and Above Trigger Level, Securities NOT Called
March 19, 2008	292.49	Below Index Starting Level and Above Trigger Level, Securities NOT Called
June 19, 2008	308.74	Below Index Starting Level and Above Trigger Level, Securities NOT Called
September 19, 2008	341.24	Above Index Starting Level and Above Trigger Level, Securities are Called

Call Price (per $10.00)		$12.40 (return of 24.00% per annum)

EXAMPLE 2: Notes are Called on the Final Valuation Date
Observation Date	Index Level	Result
December 19, 2007	308.74	Below Index Starting Level and Above Trigger Level, Securities NOT Called
March 19, 2008	292.49	Below Index Starting Level and Above Trigger Level, Securities NOT Called
June 19, 2008	276.24	Below Index Starting Level and Above Trigger Level, Securities NOT Called
September 19, 2008	292.49	Below Index Starting Level and Above Trigger Level, Securities NOT Called
December 19, 2008	308.74	Below Index Starting Level and Above Trigger Level, Securities NOT Called
Final Valuation Date (on or about March 19, 2009)	341.24	Above Index Starting Level and Above Trigger Level, Securities are Called

Call Price (per $10.00)		$13.60 (return of 36.00%, or 24.00% per annum)

EXAMPLE 3: Notes are NOT Called and the Index never closes below the Trigger Level on any trading day during the Observation Period
Observation Date	Index Level	Result
December 19, 2007	308.74	Below Index Starting Level and Above Trigger Level, Securities NOT Called
March 19, 2008	292.49	Below Index Starting Level and Above Trigger Level, Securities NOT Called
June 19, 2008	276.24	Below Index Starting Level and Above Trigger Level, Securities NOT Called
September 19, 2008	292.49	Below Index Starting Level and Above Trigger Level, Securities NOT Called
December 19, 2008	276.24	Below Index Starting Level and Above Trigger Level, Securities NOT Called
Final Valuation Date (on or about March 19, 2009)	292.49	Below Index Starting Level and Above Trigger Level, Securities NOT Called

Settlement Amount (per $10.00)		$10.00 (return of 0.00% per annum)

EXAMPLE 4: Notes are NOT Called and the Index closes below the Trigger Level on any trading day during the Observation Period
Observation Date	Index Level	Result
December 19, 2007	308.74	Below Index Starting Level and Above Trigger Level, Securities NOT Called
March 19, 2008	292.49	Below Index Starting Level and Above Trigger Level, Securities NOT Called
June 19, 2008	276.24	Below Index Starting Level and Above Trigger Level, Securities NOT Called
September 19, 2008	253.49	Below Index Starting Level and Below Trigger Level, Securities NOT Called
December 19, 2008	243.74	Below Index Starting Level and Below Trigger Level, Securities NOT Called
Final Valuation Date (on or about March 19, 2009)	227.49	Below Index Starting Level and Below Trigger Level, Securities NOT Called

Settlement Amount (per $10.00)		$10.00 × (1 + Index Return on the Final Valuation Date)
		$10.00 × (1 - 30.00%)
		$7.00 (return of -30.00%, or -20% per annum)

EXAMPLE 5: Notes are NOT Called, the Index closes below the Trigger Level on any trading day during the Observation Period, Observation Period and the Index closes above Trigger Level on Final Valuation Date

Observation Date	Index Level	Result
December 19, 2007	308.74	Below Index Starting Level and Above Trigger Level, Securities NOT Called
March 19, 2008	292.49	Below Index Starting Level and Above Trigger Level, Securities NOT Called
June 19, 2008	276.24	Below Index Starting Level and Above Trigger Level, Securities NOT Called
September 19, 2008	253.49	Below Index Starting Level and Below Trigger Level, Securities NOT Called
December 19, 2008	276.24	Below Index Starting Level and Above Trigger Level, Securities NOT Called
Final Valuation Date (on or about March 19, 2009)	292.49	Below Index Starting Level and Above Trigger Level, Securities NOT Called

Settlement Amount (per $10.00)		$10.00 × (1 + Index Return on the Final Valuation Date)
		$10.00 × (1 - 10.00%)
		$9.00 (return of -10.00%, or -6.67% per annum)

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in a long position in the Index or in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 720-I and in the “Risk Factors” section of the accompanying underlying supplement no. 920. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

Potentially Full Market Risk; You May Lose Some or All of Your Principal—If the Index closes below the Trigger Level on any trading day during the Observation Period, you are fully exposed to any decrease in the level of the Index (as measured by the Index Return). In these circumstances, you will lose 1% of your principal at maturity for every 1% decrease in the Index, up to 100% of your investment.

♦

Limited Return on the Notes—Your potential gain on a $10 principal amount Note will be limited to the Call Price applicable for an Observation Date (less the $10 initial investment), regardless of the appreciation in the Index, which may be significant. Similarly, because the determination of whether the Notes will be called will be based on the Index closing level on a limited number of Observation Dates prior to the Maturity Date, and because, if the Notes are not called, the Index Ending Level will be based on the Index closing level on the last Observation Date (i.e., the Final Valuation Date), your return may be adversely affected by a sudden or temporary decrease in the Index closing level on any or all of the Observation Dates. Conversely, you will not benefit from higher Index closing levels at any time during the term of the Notes other than on the Observation Dates. As a result, you may receive a lower return on the Notes than you would receive if you were to take a position in the stocks underlying the Index or in contracts relating to the Index.

♦

No Assurances of a Positive-Return Environment—While the Notes are structured to provide potentially enhanced returns in a positive-return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

♦

Dealer Incentives—We, our affiliates and agents, and UBS Financial Services, and its affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $0.15 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

Lack of Liquidity—The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

Reinvestment Risk—If your Notes are called early, the holding period over which you would receive the per annum return of between 22.00% and 26.00% could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following an early call.

♦

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index and, Consequently, the Value of the Notes—We, our affiliates and agents publish research from time to time on matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents may publish or may have published research or other opinions that are inconsistent with an investment position in The AMEX Gold BUGS Index®. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Additionally, UBS Financial Services Inc. and its affiliates may publish or may have published research or other opinions that are inconsistent with an investment position in The AMEX Gold BUGS Index®. Investors should make their own independent investigation of the merits of investing in the Notes.

♦

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in The AMEX Gold BUGS Index®—We are not affiliated with any of the other companies whose stock is represented in The AMEX Gold BUGS Index®. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index or your Notes. None of the money you pay us will go to any of the companies represented in The AMEX Gold BUGS Index®, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

♦

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 720-I and the underlying supplement no. 920.

♦	Uncertain Tax Treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

♦

Your Investment is Concentrated in the Gold Mining Industry—All of the securities included in the Index are issued by companies whose primary lines of business are directly associated with the gold mining industry.

The Amex Gold BUGS Index®

The AMEX Gold BUGS Index® is published by The American Stock Exchange LLC (“Amex”). The Index is a modified equal dollar weighted index, currently composed of 15 companies involved in the gold mining industry, and is designed to provide significant exposure to near-term movements in gold prices by including only companies that do not hedge their gold production beyond 1.5 years. As of August 27, 2007, the Index was composed of stocks of the following companies: Barrick Gold Corporation, Newmont Mining Corporation, Goldcorp Inc., Agnico-Eagle Mines Limited, Randgold Resources Limited, Meridian Gold Inc., IAMgold Corporation, Hecla Mining Company, Coeur d’alene Mines Corporation, Gold Fields Limited, Eldorado Gold Corporation, Kinross Gold Corporation, Golden Star Resources Ltd., Yamana Gold Inc. and Harmony Gold Mining Company Limited. A current list of the stocks that make up The AMEX Gold BUGS Index® is available on the Amex website at www.amex.com.

You can obtain the level of The AMEX Gold BUGS Index® at any time from the Bloomberg Financial Markets page “HUI <Index> <GO>“ or from the Amex website at www.amex.com.

The graph below illustrates the performance of the Index from August 22, 1997 to August 24, 2007. The historical levels of the Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Index closing level on August 24, 2007 was 324.99.

The information on The AMEX Gold BUGS Index® provided in this document should be read together with the underlying supplement no. 920. Information contained in the Amex website referenced above is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and Lehman Brothers Inc. (together, the “Agents”), and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.